Filed Pursuant to Rule 433

Registration No. 333-132911

PRIVATE OFFERING NOTICE

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Merrill Lynch Long Short NotesSM

Linked to the Select Sectors/Dow Jones U.S. Select Telecommunications

Long Short Index – Series XVII

due June 2009

(the “Notes”)

US$10 original public offering price per unit

Private Offering Notice

Summary Terms

The Notes:

•

The Notes are designed for investors seeking exposure to leveraged long positions in the Dow Jones U.S. Select Telecommunications Index and the Consumer Staples Select Sector Index and short positions in the Energy Select Sector Index and the Consumer Discretionary Select Sector Index. Each of these indices is described more fully in the attached offering document.

•

The Select Sectors/Dow Jones U.S. Select Telecommunications Long Short Index—Series XVII (the “Composite Index”) will reflect a leveraged long position equal to 150% of the initial level of the Composite Index, distributed initially on an equally weighted basis (i.e., 75% per index) between the Dow Jones U.S. Select Telecommunications Index and the Consumer Staples Select Sector Index (together, the “Long Components”), and a short position equal to 50% of the initial level of the Composite Index, distributed initially on an equally weighted basis (i.e., 25% per index) between the Energy Select Sector Index and the Consumer Discretionary Select Sector Index (the “Short Components”). The Composite Index does not take into account the dividends paid on any of the stocks included in either the Long Components or the Short Components.

•

Increases in the value of the Long Components will increase the level of the Composite Index while decreases in the value of the Long Components will decrease the level of the Composite Index. Conversely, an increase in the value of the Short Components will decrease the level of the Composite Index and a decrease in the value of the Short Components will increase the level of the Composite Index.

•	There will be no payments on the Notes prior to the maturity date, unless the Notes are redeemed by Merrill Lynch & Co., Inc.

•	There is no principal protection on these Notes.
•

The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$75,000 for Residents of the European Economic Arena), and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•	The Notes will not be listed on any securities exchange.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No. .

•	The settlement date for the Notes is expected to be June , 2007.

Payment on the maturity date:

•

The amount an investor receives on the maturity date per unit will be based upon the direction of and percentage change in the level of the Composite Index, which reflects the direction of and percentage change in the value of the long position in the Long Components and the short position in the Short Components. If the level of the Composite Index declines from the starting value on the pricing date to the ending value calculated on the calculation days shortly before the maturity date, an investor will receive less, and possibly significantly less, than the $10 original public offering price per unit.

Early redemption:

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If on any date before the first scheduled calculation day of the calculation period before the maturity date the closing level of the Composite Index is equal to or less than 50% of the starting value, Merrill Lynch & Co., Inc. will redeem the Notes on the fifth business day following that date. If redeemed, Merrill Lynch & Co., Inc. will pay an investor an amount based on the percentage decrease in the level of the Composite Index as described in the attached offering document.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for information only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on page TS-5 of the Preliminary Term Sheet, pages PS-4 to PS-10 of the Product Supplement and pages S-3 to S-4 of the MTN Prospectus Supplement included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase the Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        The price and value of the Notes can fluctuate and may fall against the investor’s interest and an investor may get back less than he or she invested.

(c)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(d)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(e)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

(f)        A selling concession of 2.00% of the public offering price is included in the terms of the Notes and is payable to the MLPF&S and its affiliates. If MLPF&S or its affiliates make a market in the Notes, it may apply a sales charge (i.e., a mark-up or a mark-down, as the case may be, calculated as a percentage of the market value of the Notes), details of which will be disclosed, upon request, to investors buying/selling the Notes from/to MLPF&S or its affiliates in the secondary market.

Circular 230 Legend. Any discussions of United States federal income tax matters contained in the Offering Document (a) were not intended or written to be legal or tax advice to any person and were not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person, and (b) were written to support the promotion or marketing of the Notes by the Company. Each person considering an investment in the Notes should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of each prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Notes and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation Section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions between the Company or its representatives and each prospective investor regarding an investment in the Notes.

The date of this Notice is October 31, 2007

This Notice supplements the Preliminary Term Sheet, dated October 31, 2007, the Product Supplement LS-1, dated October 31, 2007, the Index Supplement, dated June 6, 2007, and the MTN Prospectus Supplement, General Prospectus Supplement and

Prospectus, dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.